January 14, 2009

FILED VIA EDGAR

Securities & Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Ladies and Gentlemen:

Pursuant to the requirements of Rule 17g-1(g)(1) under the Investment Company Act of 1940 (“1940 Act”), the following documents are enclosed with this letter:

1. a copy of the rider to the joint fidelity bond for the following registered management investment companies removing IQ Legacy Fund (811-22163) from the joint fidelity bond:

S&P 500 GEARED Fund Inc. (811-21611)

Defined Strategy Fund Inc. (811-21621)

Dow 30 Premium & Dividend Income Fund Inc. (811-21708)

S&P 500 Covered Call Fund Inc. (811-21672)

Small Cap Premium & Dividend Income Fund Inc. (811-21746)

Enhanced S&P 500 Covered Call Fund Inc. (811-21787)

Global Income & Currency Fund Inc. (811-21791)

NASDAQ Premium Income & Growth Fund Inc. (811-21983)

Dow 30 Enhanced Premium & Income Fund Inc. (811-22029)

MLP & Strategic Equity Fund Inc. (811-22040)

IQ Investment Advisors LLC

2. a copy of the resolutions of a majority of the board of directors or trustees, as applicable, who are not “interested persons” of the registered management investment companies set out in paragraph (1) above approving the amount, type, form and coverage of the bond and the portion of the premium to be paid by such companies;

3. a copy of the resolutions of a majority of the board of directors or trustees, as applicable, who are not “interested persons” of the registered management investment companies set out in paragraph (1) above approving the removal of IQ Legacy Fund from the joint fidelity bond;

January 14, 2009

4. a statement showing the amount of the single insured bond that each investment company would have provided and maintained had it not been named as an insured under a joint insured bond (and showing that each registrant’s investment adviser, IQ Investment Advisors LLC, is also covered by, and pays part of the premium for, the joint fidelity bond); and

5. a copy of the amended and restated joint fidelity bond agreement dated as of December 12, 2008 between each of the registrants set out in paragraph (1) above (except IQ Legacy Fund) pursuant to Rule 17g-1(f) under the 1940 Act.

The premium for the joint fidelity bond has been paid for the period of October 26, 2008 through October 26, 2009.

If you have any questions regarding this filing, please contact James Hillman at 212-236-2066.

Very truly yours,

/s/ James E. Hillman
James E. Hillman
Vice President and Treasurer

2

ICI MUTUAL INSURANCE COMPANY

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 7

INSURED		BOND NUMBER

S&P 500® GEAREDSM Fund Inc.		04712108B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

December 16, 2008	October 26, 2008 to October 26, 2009	/S/ Catherine Dalton

In consideration of the premium charged for this Bond, and notwithstanding Item 1 of the Declarations, Name of Insured, or any other Rider to this Bond, it is hereby understood and agreed that the following shall not be Insureds under this Bond:

IQ Legacy Fund

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RN2.0-00 (1/02)

OFFICER’S CERTIFICATE

of

S&P 500 GEARED FUND INC.

DEFINED STRATEGY FUND INC.

DOW 30 PREMIUM & DIVIDEND INCOME FUND INC.

S&P 500 COVERED CALL FUND INC.

SMALL CAP PREMIUM & DIVIDEND INCOME FUND INC.

ENHANCED S&P 500 COVERED CALL FUND INC.

GLOBAL INCOME & CURRENCY FUND INC.

NASDAQ PREMIUM INCOME & GROWTH FUND INC.

DOW 30 ENHANCED PREMIUM & INCOME FUND INC.

MLP & STRATEGIC EQUITY FUND INC.

IQ LEGACY FUND

This Officer’s Certificate is furnished on behalf of S&P 500 GEARED Fund Inc., Defined Strategy Fund Inc., Dow 30 Premium & Dividend Income Fund Inc., S&P 500 Covered Call Fund Inc., Small Cap Premium & Dividend Income Fund Inc., Enhanced S&P 500 Covered Call Fund Inc., Global Income & Currency Fund Inc., NASDAQ Premium Income & Growth Fund Inc., Dow 30 Enhanced Premium & Income Fund Inc. and MLP & Strategic Equity Fund Inc., each a Maryland corporation, and IQ Legacy Fund, a Delaware statutory trust (collectively, the “Funds”) in connection with the filing of an amendment to the joint fidelity bond for the period of October 26, 2008 through October 26, 2009 pursuant to Rule 17g-1(g)(1) under the Investment Company Act of 1940.

The undersigned hereby certifies that he is an officer of the Funds and further certifies on behalf of the Funds that the following resolutions were duly adopted by the board of directors or trustees, as applicable, of each Fund on December 12, 2008, each Board consisting solely of directors or trustees, as applicable, who are not “interested persons” of the respective Fund:

WHEREAS, IQ Legacy Fund (“IQ Legacy”) has not yet commenced operations but is covered under the 2008-2009 Fidelity Bond Coverage, D&O/E&O and IDL policies;

RESOLVED, that the proper officers of IQ Legacy be, and they hereby are, authorized and directed to take such action as may be necessary, appropriate or desirable, to remove IQ Legacy from coverage under each of such policies, it being understood that steps will be taken to provide coverage which will be effective upon the commencement of IQ Legacy’s operations.

The undersigned hereby certifies that he is an officer of the Funds and further certifies on behalf of the Funds that the following resolutions were duly adopted by the board of directors or trustees, as applicable, of each Fund on October 14, 2008, each Board consisting solely of directors or trustees, as applicable, who are not “interested persons” of the respective Fund:

RESOLVED, that each Fund shall be named as an insured under a joint insured fidelity bond (the “Bond”) having an aggregate coverage of $10 million issued by ICI Mutual, a reputable fidelity insurance company, against larceny and embezzlement and such other types of losses as are included in standard fidelity bonds, covering the officers and the other employees of the Funds from time to time, containing such provisions as may be required by the rules promulgated under the 1940 Act; and

FURTHER RESOLVED, that the proposed form and amount of the Bond be, and the same hereby are, approved by the Directors, based on such factors including, but not limited to the amount of the Bond, the expected value of the assets of the Funds to which any person covered under the Bond may have access, the estimated amount of the premium for such Bond, the type and terms of the arrangements made for the custody and safekeeping of the Funds’ assets, and the nature of the securities in the Funds’ portfolio; and

FURTHER RESOLVED, that the share of the premium to be allocated to each of the Funds and IQ Advisors for the Bond, which is based upon their proportionate share of the sum of the premiums that would have been paid if such Bond had been purchased separately, be, and the same hereby is, approved by the Directors of the Funds, after having given due consideration to, among other things, the number of other parties insured under the Bond, the nature of the business activities of those other parties, the amount of the Bond and the amount of the premium and the extent to which the share of the premium allocated to the Funds under the Bond is less than the premium that each Fund would have had to pay had it maintained a single insured bond; and

FURTHER RESOLVED, that the officers of the Funds be, and each of them hereby is, authorized and empowered to obtain the Bond and pay the premium therefor; and

FURTHER RESOLVED, that benefits as well as costs of the joint fidelity bond be split evenly between IQ Advisors and the

Funds, with each Fund receiving a portion of the benefits based on that Fund’s gross assets; and

FURTHER RESOLVED, that the agreement among the Funds and IQ Advisors providing that in the event that any recovery is received under the Bond as a result of a loss sustained by the Funds and also by any other named insured, each Fund shall receive an equitable and proportionate share of the recovery, but in no event less than the amount it would have received had it provided and maintained a single insured bond with the minimum coverage required by paragraph (d)(1) of Rule 17g-1, is approved with such further changes therein as the officers of the Funds may determine to be necessary or desirable and proper with the advice of Funds’ counsel, the execution of said Joint Fidelity Bond Agreement by such officers to be conclusive evidence of such determination; and

FURTHER RESOLVED, that the Secretary of the Funds be, and hereby is, designated as the party responsible for making the necessary filings and giving of notices with respect to the Bond required by paragraph (g) of Rule 17g-1 under the 1940 Act.

IN WITNESS WHEREOF, the undersigned has executed this Officer’s Certificate on this 14th day of January, 2009.

S&P 500 GEARED FUND INC.

DEFINED STRATEGY FUND INC.

DOW 30 PREMIUM & DIVIDEND INCOME FUND INC.

S&P 500 COVERED CALL FUND INC.

SMALL CAP PREMIUM & DIVIDEND INCOME FUND INC.

ENHANCED S&P 500 COVERED CALL FUND INC.

GLOBAL INCOME & CURRENCY FUND INC.

NASDAQ PREMIUM INCOME & GROWTH FUND INC.

DOW 30 ENHANCED PREMIUM & INCOME FUND INC.

MLP & STRATEGIC EQUITY FUND INC.

IQ LEGACY FUND

By:	/s/ James E. Hillman
Vice President & Treasurer

2008–2009 Fidelity Bond Liability Insurance Premium Allocation

Fund Name	Commencement of Operations	Fidelity Limit of Liability	Gross Assets as of 12/31/08	Premium Based on Limit of Liability as of 12/31/08	Liability Limit
Policy Period (October 26, 2008–October 26, 2009)
1) S&P 500 GEARED Fund Inc.	11/1/2004	$350,000	$37,885,261	$1,587	350,000
2) Defined Strategy Fund Inc.	12/28/2004	$525,000	$103,822,572	$2,380	525,000
3) Dow 30 Premium & Dividend Income Fund Inc.	4/29/2005	$600,000	$158,540,623	$2,720	600,000
4) S&P 500 Covered Call Fund Inc.	3/31/2005	$600,000	$202,811,342	$2,720	600,000
5) Small Cap Premium & Dividend Income Fund Inc.	7/29/2005	$600,000	$152,676,116	$2,720	600,000
6) Enhanced S&P 500 Covered Call Fund Inc.	9/30/2005	$450,000	$87,051,932	$2,040	450,000
7) Global Income & Currency Fund Inc.	4/28/2006	$525,000	$112,746,706	$2,380	525,000
8) NASDAQ Premium Income & Growth Fund Inc.	1/30/2007	$600,000	$211,354,378	$2,720	600,000
9) Dow 30 Enhanced Premium & Income Fund Inc.	5/30/2007	$750,000	$278,153,622	$3,400	750,000
10) MLP & Strategic Equity Fund Inc.	6/29/2007	$525,000	$134,519,518	$2,380	525,000

					5,525,000

		$5,525,000

IQ Funds				$25,050
IQ Advisors				$25,050

Annual Premium				$50,100

Total limit of liability is $10,000,000.

Prepared on January 9, 2009

AMENDED AND RESTATED JOINT FIDELITY BOND AGREEMENT

THIS AMENDED AND RESTATED AGREEMENT (the “Agreement”) is made as of December 12, 2008 by and between

S&P 500 GEARED Fund Inc.

Defined Strategy Fund Inc.

S&P 500 Covered Call Fund Inc.

Dow 30 Premium & Dividend Income Fund Inc.

Small Cap Premium & Dividend Income Fund Inc.

Enhanced S&P 500 Covered Call Fund Inc.

Global Income & Currency Fund Inc.

NASDAQ Premium Income & Growth Fund Inc.

Dow 30SM Enhanced Premium & Income Fund Inc.

MLP & Strategic Equity Fund Inc.

W I T N E S S E T H

WHEREAS, the parties hereby amend and restate the Amended and Restated Joint Fidelity Bond Agreement dated October 14, 2008 to remove IQ Legacy Fund as a party;

WHEREAS, the above-named registered investment companies (the “Insureds”) are joint named Insureds under a bond issued by ICI Mutual Insurance Company (the “Bond”); and

WHEREAS, Rule 17g-1 under the Investment Company Act of 1940 requires that each registered investment company named as an insured on a joint insured bond enter into an agreement with the other named Insureds containing certain provisions regarding the respective shares to be received by said Insured in the event recovery is received under the joint insured bond as a result of a loss sustained by them;

NOW, THEREFORE, the parties hereto, in consideration of the premises and the mutual covenants contained herein, hereby agree as follows:

1. Joint Insured Bond. The Insureds shall maintain in effect a joint fidelity insurance Bond from one or more reputable fidelity insurance companies which shall be authorized to do business in the place where the Bond is issued, insuring the Insureds against larceny and embezzlement and covering such of their officers and employees who may, singly or jointly with others, have access, directly or indirectly, to their securities or funds. The Bond shall name each party as an insured and shall comply with the requirements of such bonds established by Rule 17g-1.

2. Allocation of Premium. Each party hereto shall pay a percentage of the total premium of the bonds which equals the portion of the aggregate amount of coverage allocated to such party.

3. Allocation of Proceeds.

(a) If one or more parties sustain a single loss for which recovery is received under the Bond, each party shall receive that portion of the recovery which is sufficient in amount to indemnify that party in full for the loss sustained by it, unless the recovery is inadequate to fully indemnify all parties sustaining a single loss.

(b) If the recovery is inadequate to indemnify fully all parties sustaining a single loss, the recovery shall be allocated among the parties as follows:

(i) Each party sustaining a loss shall be allocated an amount equal to the lesser of its actual loss or the minimum amount of the fidelity Bond coverage which would be required to be maintained by such party under a single insured bond (determined as of the time of the loss in accordance with the provisions of Rule 17g-1); and

(ii) The remaining portion of the recovery (if any) shall be allocated to each party sustaining a loss not fully indemnified by the allocation under subparagraph (i) in the same proportion as the portion of each party’s loss which is not fully indemnified bears to the sum of the unindemnified losses of all parties. If such allocation would result in any party’s receiving a portion of the recovery in excess of the loss actually sustained by it, the aggregate of such excess portion shall be reallocated to the other parties whose losses would not be fully indemnified as a result of the foregoing allocation.

4. Claims and Settlements. Each party shall, within ten days after the making of any claim under the Bond, provide the other parties with written notice of the amount and nature of such claim. Each party shall, within ten days after the receipt thereof, provide the other parties with written notice of the terms of settlement of any claim made under the Bond by such party.

5. Modifications and Withdrawal. Each party hereby consents to additional investment companies advised by IQ Investment Advisors LLC being named as a joint insured under the Bond and the Agreement. If pursuant to Rule 17g-1 any party shall determine that the coverage described herein should otherwise be modified, it shall so notify the other parties hereto, indicating the nature of the modification which it believes to be appropriate. The Agreement shall be so modified with the written consent of a majority of the parties. Any party may withdraw from the Agreement that any time and cease to be a party hereto (except with respect to losses occurring prior to such withdrawal) by giving not less than thirty days prior written notice to the other parties of such withdrawal. Upon withdrawal, such party shall cease to be a named insured on the Bond and shall be entitled to receive any premium rebated by the fidelity company with respect to such withdrawal.

6. Governing Law. The Agreement shall be construed in accordance with the laws of the State of New Jersey.

7. No Assignment. The Agreement is not assignable.

8. Notices. All Notices and other communications hereunder shall be in writing and shall be addressed to the appropriate party at P.O. Box 9011, Princeton, NJ 08543-9011.

IN WITNESS WHEREOF, each of the parties hereto had duly executed the Agreement as of the day and year first written above.

By /s/ James E. Hillman

James E. Hillman, Vice President & Treasurer

S&P 500 GEARED Fund Inc.

Defined Strategy Fund Inc.

S&P 500 Covered Call Fund Inc.

Dow 30 Premium & Dividend Income Fund Inc.

Small Cap Premium & Dividend Income Fund Inc.

Enhanced S&P 500 Covered Call Fund Inc.

Global Income & Currency Fund Inc.

NASDAQ Premium Income & Growth Fund Inc.

Dow 30SM Enhanced Premium & Income Fund Inc.

MLP & Strategic Equity Fund Inc.